Mail Stop 0510

      May 3, 2005

Via U.S. mail and facsimile

Bernard Korn, Chief Executive Officer
Colonial Commercial Corp.
120 New South Road
Hicksville, NY  11801

	RE:	Form 10-K for the fiscal year ended December 31, 2004
			File No. 1-6663


Dear Mr. Korn:

		We have reviewed this filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Comment applicable to your overall filing
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 1. Business

General
2. You disclosed that UEP specializes in design and sale of energy conservation control systems and the fabrication of customized UL listed control panels. Please expand your disclosure to include the amount spent during each of the last three fiscal years on company-sponsored research and development activities. Refer to Item 101(c)(1)(xi) of Regulation S-K.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Comparison of Year Ended December 31, 2004 with Year Ended
December
31, 2003
3. Please expand your disclosures to provide additional details regarding the changes in your results from operations for the periods presented. Please include in your discussion factors such as:
* sales and cost of sales relating to the following:
o HVAC equipment,
o parts and accessories,
o climate control systems, and
o high end plumbing supplies,
* reasons for changes in product mix and/or volume, including any offsetting results these changes may have with one another, excluding new markets entered into,
* status of additional product lines, as disclosed on page F-8, and
* changes in selling, general, and administrative expenses, including expenses that offset one another.
Please show us what your revised MD&A disclosure for the year ended
December 31, 2004 as compared to the year ended December 31, 2003 will look like.




Liquidity and Capital Resources

Credit Facility
4. You disclosed on page F-18 that your loans related to your credit facility are due at any time on demand by the bank. Please expand your disclosure to discuss how this could impact your future liquidity.
5. You disclosed your debt facilities require you to maintain certain covenants and levels of tangible net worth, net income, and cash flows. Please expand your disclosure to indicate whether you were in compliance with these debt covenants during each year presented.

Contractual Obligations
6. Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Financial Statements

Notes to Financial Statements

(1) Summary of Significant Accounting Policies and Practices
7. Please expand your disclosure to discuss the terms and conditions of agreements, if any, you have with the manufacturers of the products you distribute and your related accounting policies.

(d) Revenue Recognition, page F-10
8. You disclosed that you provide technical assistance and training to customers. Please expand your disclosure to discuss the amount of revenue you generate from technical assistance and training and the terms and conditions of these arrangements, if material. Please include in your response whether you offer your customers service contracts and your related accounting policy regarding these service contracts.






(g) Inventory, page F-10
9. You have disclosed that all costs of shipping inventory to customers are included in selling, general and administrative expenses. Please expand your disclosure to include whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in your cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in another line item, such as selling, general and administrative expenses.

(7) Capital Stock, page F-20
10. Please expand your disclosure to discuss the circumstances under which your preferred stock is redeemable. In your response, please also tell us how you considered the guidance in SFAS 150 in concluding your redeemable convertible preferred stock should be presented within stockholders` equity for balance sheet presentation.
11. Your disclosure states "the preferred stock is redeemable, at the option of the Company, at $7.50 per share." However, you have disclosed under "General Business Developments" that you purchased and retired 592,730 shares of convertible preferred stock at $0.60 per share. Please expand your disclosure to discuss this difference.













(15) Commitments
12. It appears you may have probable product liabilities related primarily to asbestos-related claims. Please disclose the following:
* a rollforward for each period presented of your claims activity that shows the number of claims at the beginning of the period, increases in the number of claims, the number of claims settled, and the ending number of claims,
* the average settlement amount for cases closed in each period,
* the accrual balance, if any, for each period presented, and
* the amount recorded, if any, for each period presented in your statement of operations.

(b) Leases, page F-27
13. Please disclose how you account for (a) step rent provisions
and
escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price
index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS
13
and FTB 88-1.

Exhibit 21 - Subsidiaries of Registrant
14. Please update your exhibit to include the most current information relating to your subsidiaries.

*    *    *    *

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.




      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 824-
5578
or, in her absence, to the undersigned at (202) 942-1774.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief


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Mr. Bernard Korn
May 3, 2005
Page 1 of 6




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE